SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,400,485 Net interest income 214,993 Loans and accounts receivables from customers and banks, net 39,880,626 Net fee and commission income 84,379 Loans and accounts receivables from customers at fair value, net 107,116 Result from financial operations 39,125 Financial instruments 13,382,181 Total operating income 338,497 Financial derivative contracts 13,878,365 Provision for loan losses (86,580) Other asset ítems 5,014,391 Support expenses (142,492) Total assets 74,663,164 Other results (11,463) Income before tax 97,962 Principal liabilities MCh$ Income tax expense (27,364) Deposits and other demand liabilities 13,941,528 Net income for the period 70,598 Time deposits and other time liabilities 16,349,260 Issued debt and regulatory capital instruments 10,845,702 Attributable to: Financial derivative contracts 14,558,517 Equity holders of the Bank 69,231 Other liabilities ítems 14,490,976 Non-controlling interest 1,367 Total equity 4,477,181 Total liabilities and Equity 74,663,164 Equity attributable to: Equity holders of the Bank 4,351,226 Non-controlling interest 125,955 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of February 29, 2024 The principal balances and results accumulated for the period ending February 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 29 de Febrero de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Febrero de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.400.485
Créditos y cuentas por cobrar a clientes y bancos	39.880.626
Créditos y cuentas por cobrar a clientes a valor razonable	107.116
Instrumentos financieros	13.382.181
Contratos de derivados financieros	13.878.365
Otros rubros del activo	5.014.391
Total Activos	74.663.164

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.941.528
Depósitos y otras captaciones a plazo	16.349.260
Instrumentos de deuda y capital regulatorio emitidos	10.845.702
Contratos de derivados financieros	14.558.517
Otros rubros del pasivo	14.490.976
Total patrimonio	4.477.181
Total Pasivos y Patrimonio	74.663.164

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.351.226
Interés no controlador	125.955

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	214.993
Ingresos neto de comisiones	84.379
Resultado de operaciones financieras	39.125
Total ingresos operacionales	338.497
Gasto de pérdidas crediticias	(86.580)
Gastos de apoyo	(142.492)
Otros resultados	(11.463)
Resultado antes de impuesto	97.962
Impuesto a la renta	(27.364)
Utilidad consolidada del periodo	70.598

Resultado atribuible a:	
Tenedores patrimoniales del Banco	69.231
Interés no controlador	1.367

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?